Corporate update and financial results May 10, 2021 First Quarter 2021 Harnessing the full potential of the immune system Exhibit 99.2

This slide presentation includes forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended includingBioNTech's efforts to combat COVID-19; the collaboration between BioNTech and Pfizer regarding a COVID-19 vaccine; our expectations regarding the potential characteristics of BNT162b2 in our continuing trials and/or in commercial use based on data observations to date, including real-world data gathered; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on trial data of BNT162b2 in our ongoing trials; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates and targets for 2021 and 2022; BioNTech's projected revenues for the COVID-19 vaccine in 2021; BioNTech's projected expenses, capital expenditures and tax rate for 2021; BioNTech's target vaccine production for 2021; BioNTech's COVID-19 vaccine revenues and net sales, which are subject to numerous estimates as more fully described in our Annual Report on Form 20-F and our Quarterly Report for the Three Months ended March 31, 2021; the planned next steps in BioNTech's pipeline programs and specifically including, but not limited to, statements regarding plans to initiate clinical trials of BioNTech's product candidates; BioNTech's plans for expansion in southeast Asia, including its planned regional headquarters and manufacturing facility in Singapore; and expectations for data announcements with respect to BioNTech's clinical trials. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this quarterly report are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this quarterly report and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this quarterly report in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. 2

Safety Information AUTHORIZED USE IN THE U.S.: The Pfizer-BioNTech COVID19 Vaccine is authorized for use under an Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older. IMPORTANT SAFETY INFORMATION FROM U.S. FDA EMERGENCY USE AUTHORIZATION PRESCRIBING INFORMATION: Do not administer Pfizer-BioNTech COVID-19 Vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer-BioNTech COVID-19 Vaccine. Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer- BioNTech COVID-19 Vaccine. Monitor Pfizer-BioNTech COVID-19 Vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention guidelines (https://www.cdc.gov/vaccines/covid-19/). Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer-BioNTech COVID-19 Vaccine. The Pfizer-BioNTech COVID-19 Vaccine may not protect all vaccine recipients. In clinical studies, adverse reactions in participants 16 years of age and older included pain at the injection site (84.1%), fatigue (62.9%), headache (55.1%), muscle pain (38.3%), chills (31.9%), joint pain (23.6%), fever (14.2%), injection site swelling (10.5%), injection site redness (9.5%), nausea (1.1%), malaise (0.5%), and lymphadenopathy (0.3%). Severe allergic reactions, including anaphylaxis, have been reported following the Pfizer-BioNTech COVID-19 Vaccine during mass vaccination outside of clinical trials. Additional adverse reactions, some of which may be serious, may become apparent with more widespread use of the Pfizer-BioNTech COVID-19 Vaccine. Available data on Pfizer-BioNTech COVID-19 Vaccine administered to pregnant women are insufficient to inform vaccine-associated risks in pregnancy. Data are not available to assess the effects of Pfizer-BioNTech COVID-19 Vaccine on the breastfed infant or on milk production/excretion. There are no data available on the interchangeability of the Pfizer-BioNTech COVID-19 Vaccine with other COVID-19 vaccines to complete the vaccination series. Individuals who have received one dose of Pfizer-BioNTech COVID-19 Vaccine should receive a second dose of Pfizer-BioNTech COVID-19 Vaccine to complete the vaccination series. Vaccination providers must report Adverse Events in accordance with the Fact Sheet to VAERS at https://vaers.hhs.gov/reportevent.html or by calling 1-800-822-7967. The reports should include the words "Pfizer-BioNTech COVID-19 Vaccine EUA" in the description section of the report. Vaccination providers should review the Fact Sheet for Information to Provide to Vaccine Recipients/Caregivers and Mandatory Requirements for Pfizer-BioNTech COVID-19 Vaccine Administration Under Emergency Use Authorization. Please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) including Full EUA Prescribing Information available at www.cvdvaccine-us.com.  3

First Quarter 2021 Highlights COVID-19 Vaccine Update Oncology Pipeline Update Financial Results Corporate Update & Outlook Agenda 4

Transformed into a Fully Integrated, Global Immunotherapy Company 5 Deep Immunology Expertise Broad Suite of Novel Technologies Bioinformatics Approach In-House Manufacturing ICON Fully Integrated Structure Commercial Capabilities Next-Gen Immunotherapies & Vaccines Oncology, Infectious Disease and Beyond Potential to Launch Multiple Products in Next 5 Years A Robust Pipeline of 20+ Candidates Accelerated by Proven Execution and COVID-19 Vaccine Cash Flow Global Team of 2,000+

Building a 21st Century Global Immunotherapy Powerhouse 6 Increase global footprint Expand integrated infrastructure Rapidly advance pipeline Continue investment in innovation to support future product launches Invest in clinical, commercial and manufacturing, and digital capabilities Attract and retain top talent 14 product candidates in 15 ongoing clinical trials 3 potentially registrational phase 2 trials initiating this year Advance innovations into first-in-human studies Strategic in-licensing to complement internal R&D New regional headquarters planned in Singapore Commercial subsidiaries established in Germany and Turkey Offices established in the United States

Highlights From First Quarter 2021 and Beyond

First Patients Dosed in Multiple First-in-Human Studies

- Next generation CAR-T in combination with CARVac (BNT211)
- NEO-STIM Neoantigen-targeting T cell therapy (BNT221)
- Ribocytokine (BNT151)

Executional Excellence in Infectious Disease with COVID-19 Vaccine

- >450M doses shipped to 91 countries and territories worldwide*
- ~1.8 billion doses contracted to date for 2021, and with first contracts in place for 2022 and beyond
- €2.0 billion COVID-19 vaccine revenues in Q1
- Topline results confirming high efficacy and no serious safety concerns through up to six months following second dose
- 100% efficacy and robust antibody responses in Phase 3 trial of adolescents aged 12-15

*as of May 6

In March 2021, BioNTech announced its Full Year 2020 Financial Results and Corporate Update as a part of the Annual Report filed in Form 20-F, highlighting developments relating to its COVID-19 vaccine program between January 1 and March 30, 2021. This slide focuses on developments that occurred after March 30, 2021.

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BIONTECH

Focused on Six Key Levers to Expand COVID-19 Vaccine Reach

Increased Manufacturing Capacity

- Up to 3 billion doses by end of 2021; more than 3 billion doses in 2022
- First shipments from Marburg facility delivered mid April
- New regional headquarters in Singapore to house mRNA manufacturing facility

Additional Populations

- Expect FDA feedback on EUA label expansion in adolescents 12 to 15 years in May
- Variation submitted to EMA to expand label in adolescents 12 to 15 years
- Ongoing study in children 6 months to 11 years of age; first data expected in Q3

Additional Geographies

- Authorized or approved for emergency authorization in more than 70 countries worldwide
- Shipped to 91 counties and territories
- Regulatory submission for BLA in China underway

Broadened & Decentralized Vaccine Access

- U.S. rolling BLA submission initiated
- Initiated Phase 3 trial to evaluate lyophilized and a ready-to use formulation; data expected in Q3
- Data submitted to FDA and EMA to broaden label to 4-week storage at 2°C to 8°C

Addressing SARS-CoV-2 Variants

Addressing Waning Immune Responses

- Ongoing trial to evaluate variant-specific version $BNT162b2_{SA}$ in naïve and vaccinated individuals as well as third dose of BNT162b2 at 6 – 12 months post dose 2
  - Effect on waning immune response against original strain
  - Effect on immune response against variant strains

8

In March 2021, BioNTech announced its Full Year 2020 Financial Results and Corporate Update as a part of the Annual Report filed in Form 20-F, highlighting developments relating to its COVID-19 vaccine program between January 1 and March 30, 2021. This slide focuses on developments that occurred after March 30, 2021.

BIONTECH

Preemptive strategy to be prepared for addressing SARS-CoV-2 Variants 9 *B.117 (UK variant), B.1.351 (South African variant), and P.1 lineage (Brazilian variant) Liu et al., NEJM, Mar. 8, 2021 Safety & immunogenicity data expected in Q2 2021 Dose 3 BNT162b2SA Dose 3 BNT162b2 Dose 3 BNT162b2 Dose 2 BNT162b2SA Dose 2 BNT162b2 Dose 2 BNT162b2 Dose 1 BNT162b2SA Dose 1 BNT162b2 Dose 1 BNT162b2 Prime 1st Boost 2nd Boost Boostability of BNT162b2 21 days Phase 3 participants 21 days 21 days 6-12 months 5-7 months 5-7 months Phase 1 participants Newly enrolled naïve adults n=300 n=300 n=300 n=600 n=30 Dose 4 BNT162b2SA No evidence that adaptation of BNT162b2 is needed to date Sera of BNT162b2 vaccinated individuals neutralize B.1.1.7 (UK), B.1.351 (SA), and P.1 (brazilian) lineage* in in vitro studies Expansion of global Phase 1/2/3 trials: 3rd dose to evaluate safety, magnitude and duration of immunity and variant protection Variant specific booster to evaluate safety and immunogenicity of B.1.351 Spike version of BNT162b2 (BNT162b2SA) “Blueprint“ approach informs regulatory path and manufacturing Booster trial with BNT162b2 or BNT162b2SA 1 2

Strong Order Book Growth in Q1 10 ~1.8 billion doses contracted for 2021 Expanding vaccine access to new populations & geographies with first supply contracts for post-2021

Manufacturing Capacity Increased to Address Worldwide Vaccine Need BioNTech now targeting 3 billion doses in 2021* Manufacturing capacity in 2022 to exceed 3 billion doses BioNTech contributing more than 50% of drug substance Marburg site launch brings BioNTech manufacturing capacity to 1 billion doses annually BioNTech expects to deliver ~250 million doses in 1H 2021 Marburg site first batch delivered in April Established mRNA manufacturing in Marburg facility in less than six months To become one of the largest mRNA manufacturing sites worldwide 11 *This assumes continuous process improvements and expansion at our current facilities and contingent upon adding more suppliers and contract manufacturers.

First Quarter 2021 Highlights COVID-19 Vaccine Update Oncology Pipeline Update Financial Results Corporate Update & Outlook Agenda 12

Tackling Multiple Diseases with Different Therapeutic Modalities

mRNA Cancer Vaccines

iNeST and FixVac

- Multi-specificity, multi-valency, high (neo)antigen specific T cell responses with unprecedented potency
- Ongoing Phase 2 randomized trial (iNeST)

Next Generation Immunomodulators

Bispecifics

- Next-generation checkpoint inhibitors to address a broad range of cancers
- Ongoing Phase 1/2 trials of 2 bi-specific antibodies



Targeting Cancer + Immunomodulation

Cell Therapies

Next Gen CAR-T Cell Therapy
Neoantigen-based T Cell Therapy

- CARVac: Paired with mRNA vaccination to enhance PK and persistence
- Phase 1 FIH trials started in Feb. and Apr.

Antibodies

Targeted Cancer Antibodies

- CA19-9 antibody in 1L pancreatic cancer
- Ongoing Phase 1/2 trial

Small Molecule Immunomodulators

TLR-7 Agonist

- Potently modulates innate immunity
- Potential for combination with other IO agents
- Ongoing Phase 1 trial

Engineered Cytokines

Ribocytokines

- mRNA encoded cytokines with a prolonged T1/2 and improved safety profile
- Amplify vaccines and CPIs
- Phase 1 FIH trial started in Feb.

Multiple blockbuster opportunities with synergistic combinations

PK, Pharmacokinetics; CA 19-9: Cancer antigen 19-9; IO, Immuno-oncology; CPI, Check-point Inhibitor

13 BIONTECH

Multiple Oncology Trials with Registrational Potential Starting in 2021 BNT111: Phase 2 to start in 1H 2021 BNT311: Data update in 2H 2021 BNT312: Data update in 2H 2021 BNT113: Phase 2 to start in 1H 2021 BNT122: Phase 2 to start in 2H 2021 (adjuvant CRC) Near-Term Milestones Advanced Oncology Pipeline Programs Plan to start randomized Phase 2 trials for 3 programs Planned randomized trial start in 2021 1L, first-line; CRC, Colorectal Cancer; 14

Next Wave Oncology Advancing Innovation Beyond Current Boundaries

CARVac
CAR-T cell amplifying mRNA therapy for solid tumors[1]



Expansion of CAR T cells
CAR-T

- **BNT211 (CLDN 6 CAR)**
  Next generation CAR-T targeting CLDN6 with CARVac

Wholly owned: ✓

FIH start: FPD Feb. 2021

NEOSTIM T cell therapy
Individualized Neoantigen specific T cell therapy



- **BNT221**
  PBMC derived ex vivo T cell therapy

✓

FPD Apr. 2021

RiboCytokines
mRNA encoded Cytokines



Pharmacokinetic Profile
Recombinant cytokine
RiboCytokine

- **BNT151**
  (modified IL-2)
- **BNT152 + BNT153**
  (IL-2/IL-7)

✓

BNT151: FPD Feb. 2021

RiboMabs[2]
mRNA encoded Antibodies



- **BNT141**
  (undisclosed)
- **BNT142**
  (CD3xCLDN6)

✓

2H 2021

FPD, First patient dosed; CLDN6, Claudin-6, CAR-T cells, Chimeric antigen receptor T cells; IL-2, interleukin 2; IL-7, Interleukin 7; PBMC, peripheral blood mononuclear cells

[1] Reinhard K, et al. Cancer Immunotherapy 2020; 367:446-453; 2 Stadler et al, Oncoimmunology 2018

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BIONTECH

BNT111: FixVac Melanoma Compelling Preliminary Data

Off-the-shelf mRNA Immunotherapy

- Fixed combination of non-nucleoside modified mRNA
- Encodes 4 tumor-associated antigens (TAA) covering ~95% of melanoma patients
- Intravenous formulation targets antigen presenting cells bodywide to stimulate antigen-specific T cell responses


Cap analogue
SP
P2, P16
3' UTR
5'
NY-ESO-1
AAAA
Poly(A) tail
5' UTR
Linker
MITD
Tyrosinase (1-477)
MAGE-A3
TPTE

nature

An RNA vaccine drives immunity in checkpoint-inhibitor-treated melanoma

Ugur Sahin, Petra Oehm, [...]Özlem Türeci

Phase 1 trial in Advanced Melanoma published in Nature


10.1%
NY-ESO-1

- Tolerable safety as monotherapy and in combination with CPI
- Durable Objective Responses in CPI-experienced patients with evaluable disease at baseline
  - ORR 35% for combination therapy (BNT111 + anti-PD1): 6/17 patients
- High-magnitude and persistent CD4+ and CD8+ T cell responses


Monotherapy
+ anti PD-1 combination therapy
First occurrence of new lesion
Change from baseline in target lesion (%)
Days since first vaccination

16

TPTE, trans-membrane phosphatase with tensin homology; UTR, Untranslated Region; PD1, programmed death-ligand 1; CPI, Checkpoint inhibitor; ORR, overall response rate
https://www.nature.com/articles/s41586-020-2537-9

BIONTECH

BNT111: FixVac Phase 2 Clinical Trial in anti-PD1 R/R Melanoma Patients

BNT111-01

Patients with anti-PD1-refractory/relapsed, unresectable Stage III or IV melanoma

2:1:1

R

n=120

- BNT111 + cemiplimab up to 24 months — n=60
- BNT111 up to 24 months — n=30 — Addition of cemiplimab upon disease progression
- Cemiplimab up to 24 months — n=30 — Addition of BNT111 upon disease progression

OS Follow-up every 3 months for 48+ months from first dose



Open-label, randomized Phase 2 trial with BNT111 and cemiplimab in combination or as single agents

- Collaboration with Regeneron

Primary EP
- Arm 1: ORR by RECIST 1.1

Secondary EP
- ORR (key secondary endpoint arms 2, 3) DOR, DCR, TTR , PFS, by RECIST 1.1
- OS, safety, tolerability, PRO

● main treatment arm

● calibrator arm

EP, endpoint; ORR, overall response rate; DOR, duration of response; DCR, disease control rate; TTR, time to response; PFS, progression free survival; OS, overall survival; PR, patient reported outcomes; R/R, refractory, relapsed
https://clinicaltrials.gov/ct2/show/record/NCT04526899

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BIONTECH

BNT211: Next Generation CAR-T Targeting CLDN6 with CARVac

CANCER IMMUNOTHERAPY

An RNA vaccine drives expansion and efficacy of claudin-CAR-T cells against solid tumors

Katharina Reinhard[1*], Benjamin Rengstl[1*], Petra Oehm[1*], Kristina Michel[1], Arne Billmeier[1], Nina Hayduk[1], Oliver Klein[1], Kathrin Kuna[1], Yasmina Ouchan[1], Stefan Wöll[1], Elmar Christ[1], David Weber[2], Martin Suchan[2], Thomas Bukur[2], Matthias Birtel[1], Veronika Jahndel[1], Karolina Mroz[1], Kathleen Hobohm[1], Lena Kranz[1], Mustafa Diken[2], Klaus Kühlcke[1], Özlem Türeci[1]†, Ugur Sahin[1,2,3]†‡

Science

BNT211 CAR Structure



extracellular
intracellular
αCLDN6 scFv
CD8 hinge
4-1BB
CD3ζ

CAR-T cell therapy + RNA Vaccine to amplify CAR-T cell *in vivo*

- New 2nd generation CAR directed against CLDN6, a new highly cancer cell specific carcino-embryonic antigen
- CLDN6 is expressed in multiple solid cancers with high medical need tumor types
- CARVac drives in vivo expansion, persistence and efficacy of CAR-T

CLDN6 not present in healthy tissues



CLDN6 expressed in multiple cancers



B
D
F

Ovarian | Testicular | Lung

CLDN6, Claudin-6; CAR-T cells, chimeric antigen receptor engineered T cells; scFv, single chain variable fragment
Reinhard K, et al. Science 2020; 367:446-453

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BIONTECH

BNT211: Next Generation CAR-T Therapy in Solid Tumors


BNT211
CLDN6-positive relapsed or refractory advanced solid tumors (up to 36 patients)
High CLDN6 expression
Part 1
CLDN6 CAR-T dose escalation
Part 2
CLDN6 CAR-T + CLDN6 CARVac dose escalation
RP2D
Part 3 Expansion Cohorts
Ovarian Cancer
Testicular Cancer
Endometrial Cancer
Lung Cancer
Gastric Cancer
Tumors NOS

An open-label Phase 1/2a study of BNT211 in patients with advanced solid tumors

- Evaluation of safety and tolerability
- Ongoing Phase 1/2a study
- Monotherapy dose level 1 completed (3 patients)

CLDN6, Claudin-6; CAR-T cells, Chimeric Antigen Receptor engineered T cells; RP2D, recommended Phase 2 dose; NOS, not otherwise specified
NCT04503278, https://clinicaltrials.gov/ct2/show/NCT04503278

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BIONTECH

BNT211: CAR-T Engraftment and Stable Disease in First 2 Patients DLT, dose limiting toxicity; Pat, patient; CR, complete response; PR, partial response; SD, stable disease; PD, progressive disease; LD, lymphodepletion; FIGO, International Federation of Gynecology and Obstetrics; CLDN6, Claudin-6; AE, adverse event; CAR-T, Chimeric Antigen Receptor engineered T cells * Suspected to be related to drug product 20 First dose level was well tolerated AEs Mild to Moderate & Transient No AEs ≥ grade 3 and no DLTs CAR-T detectable across different tumor types Robust engraftment in all patients, Follow-up days 3-24 for patient #1 and #2, and days 3-10 for patient #3 post CAR-T cell transfer Tumor Reduction in Patient #2: 19.7% shrinkage of tumor (RECIST 1.1)

BNT221: NEO-STIM® Personalized Neoantigen-Targeted Adoptive Cell Therapy

Addresses limitations of TIL cell therapy approaches

- T cells induced from peripheral blood (NEO-STIM)
  - No gene engineering or viral vectors
- Targets each patient´s personal tumor neoantigens
- Multiple specific CD8+ and CD4+ T cell populations that are functional and have a favorable phenotype
- First patient dosed in Phase 1 trial in anti-PD-1 experienced unresectable stage III or IV melanoma

BNT221 cells specifically recognize autologous tumor


Cytokine response: IFNγ+ and/or CD107a+ (of CD8+ pMHC+)
15
10
5
0
**
BNT221 cells alone
BNT221 cells + autologous tumor


Tumor Sample & Sequencing
RECON
Bioinformatics
Custom Epitope Production
Apheresis
NEO STIM
NEO-STIM®
QC, Release & preconditioning
NEO-PTC-01
Personal Neoantigen T Cell Therapy
BNT221
Personal Neoantigen T cell Therapy

21
TIL, tumor-infiltrating lymphocyte
Lenkala D, et al. J Immunother Cancer 2020; 8(Suppl 3) A153

BIONTECH

Agenda 22 First Quarter 2021 Highlights COVID-19 Vaccine Update Oncology Pipeline Update Financial Results Corporate Update & Outlook

First Quarter 2021 Financial Results (unaudited) – Profit or Loss 23 Research & development revenues Commercial revenues 2021 €20.9 2,027.5 2020 €21.2 6.5 (19.9) (514.2) 5.9 - €4.64 €4.39 €(0.24) €(0.24) Cost of sales Research and development expenses Sales and marketing expenses General and administrative expenses Other operating income less expenses (233.1) (216.2) (8.7) (38.9) 110.7 (5.9) (65.1) (0.5) (15.8) 0.3   Finance income less expenses Income taxes Basic profit / (loss) for the period per share Diluted profit / (loss) for the period per share Earnings per share *Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the interim consolidated statements of profit or loss has been condensed.

24 *Represents an estimated figure based on preliminary data shared between Pfizer and BioNTech. Changes in share of the collaboration partner’s gross profit will be recognized prospectively. First Quarter 2021 COVID-19 Vaccine Deliveries Drove Revenue Growth Commercial revenues – identified revenue streams

On Track with Previously Stated Financial Outlook Estimated COVID-19 vaccine revenues to BioNTech upon delivery of signed supply contracts as of May 4, 2021 (~1.8 billion doses): ~€12.4 billion Update on Current Signed COVID-19 Vaccine Order Book 25

Agenda 26 First Quarter 2021 Highlights COVID-19 Vaccine Update Oncology Pipeline Update Financial Results Corporate Update & Outlook

Increasing Our Global Footprint First location in Asia: regional headquarters in Singapore to house mRNA manufacturing facility with support from Singapore Economic Development Board Growing international workforce with teams in United States, an affiliate in Turkey and commercial organization, including salesforce in Germany 27

Significant Pipeline Milestones expected in 2021 5+ Trial Updates BNT162b2: Multiple updates BNT311: Bi-specific CPI: PD-L1 x 4-1bb in solid tumors BNT312: Bi-specific checkpoint immunomodulator CD40 x 4-1bb in solid tumors BNT211: CLDN-6 CAR-T + CARVac in solid tumors BNT411: TLR-7 agonist +/- CPI in solid tumors 3 Randomized Phase 2 Trial Starts BNT111: FixVac + CPI in refractory melanoma BNT113: FixVac HPV16+ + CPI in 1L HNSCC BNT122: iNeST (autogene cevumeran) + CPI in adjuvant mCRC 7 First-in-human Phase 1 Trial Starts BNT211: CLDN-6 CAR-T + CARVac in solid tumors BNT151: Ribocytokine (modified IL-2) BNT221: NEOSTIM individualized neoantigen-T cell therapy in melanoma BNT152+153: RiboCytokine IL-2 / IL-7 combo in solid tumors BNT141: RiboMab (undisclosed) BNT142: RiboMab bi-specific CPI in solid tumors (CD3xCLDN6) BNT161: Influenza vaccine CLDN6, Claudin-6, CAR-T cells, Chimeric antigen receptor T cells; IL-2, interleukin 2; IL-7, Interleukin 7; CPI, check-point inhibitor; HNSCC, head and neck squamous cell carcinoma; mCRC, metastatic colorectal cancer 28 ✓ ✓ ✓

Strong Financial Position, Fully-Integrated Structure Enable Execution on Strategic Priorities for 2021 Continue to execute while driving iterative innovation against COVID-19 Deliver COVID-19 vaccine to >1 billion people globally Broaden and diversify early- and late-stage pipeline of next generation immunotherapies Accelerate pipeline in core therapeutic areas Immuno-oncology: Usher in new era of individualized cancer medicine and in vivo cell therapy Infectious disease: Advance mRNA vaccines and therapeutics to address infectious diseases beyond COVID-19 Further optimize platforms and initiate early product development in emerging areas Increase global footprint and expand integrated infrastructure Vaccine revenue provides significant working capital to build long-term value for patients, shareholders and society 29

An der Goldgrube 12 55131 Mainz Germany M: investors@biontech.de